EXHIBIT 23(b)










                          Independent Auditors' Consent


The Shareholders and Board of Directors
Farrington Bank:


We consent to the use of our report dated February 22, 1996, relating to the consolidated statements of financial condition of Farrington Bank and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995, included in the Registration Statement on Form S-4 of United National Bancorp, and to the reference to our Firm under the heading "Experts" in the Prospectus.

Our report on the consolidated financial statements refers to a change in the method of accounting for income taxes in 1993 and a change in the method of accounting for certain investments in debt and equity securities in 1994.




KPMG Peat Marwick LLP

Short Hills, New Jersey
December 27, 1996